U.S. Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D
under the Securities Exchange Act of 1934

 (Amendment No. _1__)

Tengasco, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

88033R205

(Cusip Number)

Peter E. Salas
P.O. Box 16867, Fernandina Beach FL 32035
904-491-5003

(Name, address, & telephone number of person authorized to
receive notices and communications)

April 25, 2014

(Date of event which requires filing of this statement)

1.	SSB Ventures LLC

Name of Reporting Persons

2.	Check the Appropriate Box if a Member of a Group:

(a)	☐

(b)	☒

3.	SEC use only

4.	Source of funds ----OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e)
______

6.	Citizenship of place of organization….USA

7.	Sole Voting Power 0

8.	Shared Voting Power 15,676,321

9.	Sole dispositive Power 15,676,321

10.	Shared Dispositive Power 0

11.	Aggregate amount Beneficially owned by Each Reporting Person 15,676,321

12.	______ [check if row 11 excludes certain shares]

13.	Percent of class represented by row 11 25.77%

14.	Type of reporting person OO

Item 1.	Security and Issuer

This statement relates to the Common Stock of Tengasco, Inc., principal office located at 123 Center Park Drive, Suite 104, Knoxville TN  37922.

Item 2.	Identity and Background

SSB Ventures LLC is a series limited liability company organized under the laws of the State of Delaware, with principal offices at P.O. Box 16867, Fernandina Beach FL 32035.  SSB Ventures LLC has neither been convicted in any criminal proceeding nor been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action enjoining, prohibiting, or mandating action with regard to any state or federal securities laws.

As of the date of this filing, SSB Ventures LLC has two members as follows:

1.	Peter E. Salas. Mr. Salas is Chairman of the Board of Directors of Tengasco, Inc. Mr. Salas has neither been convicted in any criminal proceeding nor been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action enjoining, prohibiting, or mandating action with regard to any state or federal securities laws. He is a citizen of the United States of America.

2.	Dolphin Direct Equity Partners, L.P. (“Dolphin Direct”). Dolphin Direct is a Delaware limited partnership with principal office at P.O. Box 16867, Fernandina Beach FL 32035. The managing general partner of Dolphin Direct is Dolphin Mgmt. Services, Inc., a Delaware corporation (“Dolphin Mgmt.”) of which Peter E. Salas listed above is President and controlling person. Neither Dolphin Direct nor Dolphin Mgmt. has been either convicted in any criminal proceeding or been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action enjoining, prohibiting, or mandating action with regard to any state or federal securities laws. Dolphin Direct purchased all the membership interest in SSB Ventures LLC of Dolphin Offshore Partners, L.P. (“Dolphin Offshore”) on December 31, 2013 and by consents of all members of SSB Ventures LLC on April 25, 2014 Dolphin Direct replaced Dolphin Offshore as a member of SSB Ventures LLC effective as of the date of the purchase from Dolphin Offshore.

On April 25, 2014, Jeffrey R. Bailey, an original member of SSB Ventures LLC, tendered his resignation as a member of SSB Ventures LLC and 500,000 shares of TGC stock, equal to the number of TGC shares initially contributed by him, were transferred by SSB Ventures LLC to him.  Accordingly, Mr. Bailey is no longer a member of SSB Ventures LLC.

On April 25, 2014, Cary V. Sorensen, an original member of SSB Ventures LLC tendered his resignation as a member of SSB Ventures LLC and 200,000 shares of TGC stock, equal to the number of TGC shares initially contributed by him, were transferred by SSB Ventures LLC to him.  Accordingly, Mr. Sorensen is no longer a member of SSB Ventures LLC.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities now held by SSB Ventures LLC were initially purchased by SSB Ventures LLC from Peter E. Salas (218,000 shares), and Dolphin Offshore (which prior to the purchase was the largest shareholder of Tengasco, Inc.) (15,458,321 shares). The consideration for purchase of these shares was two promissory notes by SSB Ventures LLC as maker to each of the two respective sellers. The principal amount of each promissory note was calculated as the product of the number of shares sold by $1.10 per share for the shares sold by Peter E. Salas and Dolphin Offshore. There was no consideration of any kind for the purchase by SSB Ventures LLC other than the issuance of the promissory notes.  By purchase from Dolphin Offshore, Dolphin Direct has acquired all the membership interest in SSB Ventures LLC of Dolphin Offshore and by consents of all members of SSB Ventures LLC on April 25, 2014 Dolphin Direct has replaced Dolphin Offshore as a member of SSB Ventures LLC effective as of the date of the purchase by Dolphin Direct from Dolphin Offshore.

Item 4.	Purpose of Transaction.

The purpose of the transaction was for investment planning. SSB Ventures LLC has no plans or proposals which relate to or would result in acquisition or disposition of any additional securities of the issuer Tengasco, Inc., any extraordinary corporate transaction by this issuer, any sale of any assets of the issuer or its subsidiaries, any change in the board or management of the issuer, any change in present capitalization or dividend policy of the issuer, any change in charter, bylaws or other actions which may impede the acquisition of control of the issuer by any person, any other material change in the issuer’s business or corporate structure; causing delisting of shares from any exchange or causing termination of registration of any securities of the issuer, or any similar action.

Item 5.	Interest in Securities of the Issuer

SSB Ventures LLC is owner of 15,676,321 shares of the common stock of Tengasco, Inc. or 25.77% of the total shares outstanding.   The two members of SSB Ventures LLC named in Item 2 manage the assets of SSB Ventures LLC and no single member has sole power to dispose or direct the disposition of all of the shares owned by SSB Ventures LLC.  However, each of the two members of SSB Ventures LLC has the right to direct the voting of that number of shares associated with that member, being that number of shares sold by that member to SSB Ventures LLC and set out in Item 3 above.  For share voting purposes, Dolphin Direct is designated as agent for voting each member’s associated shares in accordance with the direction of the respective member as to such vote.  There are no other shared voting rights or shared power of disposition of the shares owned by SSB Ventures LLC.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Limited Liability Company Agreement (“LLC Agreement”) of SSB Ventures LLC provides for the management of the LLC by all its members. As to voting of shares of the Issuer, the LLC Agreement provides that in the event a vote of shareholders of Tengasco, Inc.  is called for or required at any time SSB Ventures LLC holds Tengasco shares, then Dolphin Direct shall be agent of all members for voting the assets of SSB Ventures LLC and shall vote the respective shares associated with each member as set out above in such manner as may be directed by each member.  Other than that provision in the LLC Agreement, there are no other contracts, arrangements, understandings, or relationships between (a) SSB Ventures LLC and any other person or (b) between the members of SSB Ventures LLC with respect to securities of the issuer.

Item 7.	Material to Be Filed as Exhibits

None.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 6, 2014

SSB VENTURES LLC

BY ITS MEMBERS:

DOLPHIN DIRECT EQUITY PARTNERS, L.P.

BY: Dolphin Mgmt. Services, Inc., its Managing General Partner

 BY: s/Peter E. Salas

Peter E. Salas, President

S/Peter E. Salas

PETER E. SALAS